MR

14047863

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 4 2014
WASH, D.C.
191

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JRL Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20371 Irvine Ave Ste A-140
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Larry R. Law 949-650-2928
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KMJ Corbin & Company
(Name – *if individual, state last, first, middle name*)

555 Anton Blvd, Ste 1000 (Address) Costa Mesa (City) CA (State) 92626 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/28/14

OATH OR AFFIRMATION

I, Larry R. Law, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JRL Capital Corporation, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

REBECCA SHABUNOV
Commission # 2039229
Notary Public - California
Orange County
My Comm. Expires Aug 29, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF
JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2013

JRL CAPITAL CORPORATION

(A WHOLLY OWNED SUBISIDIARY OF
JRL CAPITAL MANAGEMENT GROUP)

SEC ID No. 8-26657

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

For The Year Ended December 31, 2013

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM THEREON

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director of the Board
JRL Capital Corporation

We have audited the accompanying financial statements of JRL Capital Corporation (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JRL Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF FINANCIAL CONDITION

	December 31, 2013
ASSETS	
Current assets:	
Cash and cash equivalents	$ 55,026
Accounts receivable	18,059
Due from stockholder	5,000
Prepaid expenses	4,815
	$ 82,900
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 29,258
Commitments and contingencies	
Stockholder's equity:	
Common stock, no par value; 1,000 shares authorized, issued and outstanding	69,204
Accumulated deficit	(15,562)
Total stockholder's equity	53,642
	$ 82,900

See accompanying notes to financial statements

JRL CAPITAL CORPORATION
(A WHOLLY OWNED SUBISIDIARY OF JRL CAPITAL MANAGEMENT GROUP)

STATEMENT OF OPERATIONS

	For The Year Ended December 31, 2013
Revenues:	
Commissions	$ 458,793
Other	37,556
Total revenues	496,349
Expenses:	
Commissions	380,491
Related party management fees	3,000
Other related party expenses	113,029
General and administrative	11,790
Total expenses	508,310
Loss before benefit for income taxes	(11,961)
Benefit for income taxes	(4,200)
Net loss	$ (7,761)

See accompanying notes to financial statements

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2013

	Common Stock		Accumulated	Total Stockholder's
	Shares	Amount	Deficit	Equity
Balance at January 1, 2013	1,000	$ 73,404	$ (7,801)	$ 65,603
Distribution to stockholder	-	(4,200)	-	(4,200)
Net loss	-	-	(7,761)	(7,761)
Balance at December 31, 2013	1,000	$ 69,204	$ (15,562)	$ 53,642

STATEMENT OF CASH FLOWS

	For The Year Ended December 31, 2013
Cash flows used in operating activities:	
Net loss	$ (7,761)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(5,000)
Changes in operating assets and liabilities:	
Accounts receivable	30,687
Prepaid expenses	9
Accounts payable and accrued expenses	(18,848)
Net change in cash and cash equivalents	(913)
Cash and cash equivalents at beginning of year	55,939
Cash and cash equivalents at end of year	$ 55,026
Supplemental cash flow information -	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800
Supplemental disclosure of non-cash financing activities -	
Distribution to stockholder	$ 4,200

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

JRL Capital Corporation (the "Company") was incorporated in California on June 4, 1981. The Company is a wholly owned subsidiary of JRL Capital Management Group ("CMG").

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) under the Securities Exchange Act of 1934, as the Company provides securities brokerage services through a smaller number of registered representatives licensed with the firm. The Company does not maintain its own securities accounts or perform custodial functions related to the securities transactions. Because of such exemptions, the Company is not required to prepare a determination of reserve requirements and possession or control requirements of Rule 15c3-3.

Liquidity and Risks

The Company relies on a small group of customers for all of its operating cash flow.

The Company's ability to continue in existence is dependent on, among other factors, the Company's ability to continue to generate adequate cash flows from operations and from debt and equity financing to fund its operations. The Company has addressed the factors mentioned above by focusing on its business plan to increase its customer base. Management believes that this plan is sufficient to allow the Company to adequately fund its operations through at least February 28, 2015. In the event that additional funds are required, CMG has committed to provide such funding.

Registration

The Company must register with state departments that govern compliance with securities laws for the states in which it does business. The Company generates a substantial amount of commission income in the State of California. Various regulatory requirements exist in each state with which the Company must comply. Should the Company violate certain state securities laws, it could be prohibited from doing business in that state.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Concentrations of Credit Risk

Cash and cash equivalents

The Company maintains its cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk related to these deposits.

Customers

In the normal course of business, the Company's customer activities involve the provision of securities brokerage services through a small number of registered representatives licensed with the Company. This is facilitated by entering into "selling group agreements" with product sponsors and/or trading/custodian firms that enable the Company's representatives to sell financial products to clients. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. The Company mitigates this risk by dealing with product sponsors and/or trading/custodian firms through an extensive review process.

For the year ended December 31, 2013, five product sponsors and trading/custodian firms accounted for 65% of the Company's commissions revenues. As of December 31, 2013, accounts receivable from two of these product sponsors and trading/custodian firms totaled 76% of the total accounts receivable balance. If the Company's customers decreased their activity, the reduction in commissions could have a significant impact on the Company's commissions and operations.

Cash and Cash Equivalents

The Company considers highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value.

Office Equipment

Office equipment consists of equipment, furniture and fixtures. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets, which is generally five to seven years. Office equipment is fully depreciated.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Revenue Recognition

For securities brokerage services, the Company recognizes commissions revenue on a trade-date basis. For commissions revenue related to real estate and private placement services, revenue is recognized upon closing of escrow. Other revenues consist primarily of bonuses earned on marketing assistance programs with third party securities/annuities companies. The Company recognizes these bonuses upon notification from the third party securities/annuities companies.

Income Taxes

The Company files as part of a consolidated return of CMG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements as if the Company were a separate taxpayer in accordance with the accounting guidance for income taxes. Income tax benefits from Company tax attributes are accounted for as a distribution to stockholder when realized. Deferred tax assets and liabilities are recognized for future tax benefits or consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for significant deferred tax assets when it is more-likely-than not, that such assets will not be realized through future operations.

The Company recognizes any uncertain tax positions on income tax returns at the largest amount that is more-likely-than not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. There are no unrecognized tax benefits as of the date of adoption. There are no unrecognized tax benefits included in the statement of financial condition that would, if recognized, affect the effective tax rate. The Company's policy is to recognize interest and/or penalties related to income tax matters in income tax expense. The Company had $0 accrued for interest and penalties on its statement of financial condition at December 31, 2013.

The Company is subject to taxation in the U.S and State of California. The Company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The Company is no longer subject to IRS or state examinations prior to 2009.

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Significant estimates made by the Company's management include but are not limited to, the collectibility of receivables and the realizability of deferred tax assets. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated and determined that no events have occurred subsequent to the statement of financial condition date and through the date of issuance of these financial statements, which would require inclusion or disclosure in its financial statements other than as described in the accompanying notes.

NOTE 2 – OFFICE EQUIPMENT

Office equipment consisted of the following at December 31, 2013:

Computer equipment	$	2,378
Less accumulated depreciation		(2,378)
	$	-

There was no depreciation expense for the year ended December 31, 2013.

NOTE 3 – INCOME TAXES

For the year ended December 31, 2013, the provision (benefit) for income taxes consists of the following:

Federal:	
Current	$ -
Deferred	(4,000)
	(4,000)
California:	
Current	800
Deferred	(1,000)
	(200)
	$ (4,200)

The accompanying statement of financial condition reflects $5,000 related to the Company's net operating loss carryforwards as due from stockholder. For Federal and California income tax purposes, the Company has net operating loss carryforwards of approximately $12,000 and $12,000, respectively, which expire through 2033. Income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34 percent and state income taxes.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company has extensive transactions with CMG. Accordingly, the accompanying financial statements may not be indicative of the financial position or results of operations that would have occurred had the Company operated without this affiliation.

CMG provided the Company with office space, miscellaneous office expenses and management services. The Company incurred $3,000 in management fees and $113,029 in general and administrative expenses for the year ended December 31, 2013. At December 31, 2013, the Company has no amount recorded in accounts payable and accrued expenses related to management fees and general and administrative expenses to CMG.

From time to time, the Company will collect advisory fees on behalf of JRL Capital Advisory LLC, a related party. During the year ended December 31, 2013, the Company collected $22,107 in advisory fees on behalf of JRL Capital Advisory LLC and remitted $24,491 to the related party. At December 31, 2013, the Company has recorded $1,011 in accounts payable and accrued expenses related to advisory fees collected on behalf of JRL Capital Advisory LLC, but not yet remitted to the related party at December 31, 2013.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Indemnities and Guarantees

The Company has made certain indemnities and guarantees, under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions. The Company indemnifies its director to the maximum extent permitted under the laws of the State of California. The duration of these indemnities and guarantees varies and, in certain cases, is indefinite. These indemnities and guarantees do not provide for any limitation of the maximum potential future payments the Company could be obligated to make. Historically, the Company has not been obligated to make any payments for these obligations and no liabilities have been recorded for these indemnities and guarantees in the accompanying statement of financial condition.

Legal

The Company is involved from time to time in litigation or claims arising in the ordinary course of its business. While the ultimate liability, if any, arising from these claims cannot be predicted with certainty, the Company believes that the resolution of these matters will not likely have a material adverse effect on the Company's financial statements.

NOTE 6 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain a minimum net capital, as defined, and may not permit its aggregate indebtedness, as defined, to exceed fifteen times its net capital. At December 31, 2013, under the most restrictive requirement, the Company had net capital of $41,421 which was $36,421 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.71 to 1.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2013

	Unaudited Amounts per FOCUS Report	Amounts Based on Annual Report	Difference Increase (Decrease)
Net capital -			
Total stockholder's equity from statement of financial condition	$ 52,842	$ 53,642	$ 800
Deductions and/or charges:			
Nonallowable assets included in the following statement of financial condition captions:			
Cash and cash equivalents	1,511	1,511	-
Accounts receivable	395	395	-
Deferred tax asset	4,200	5,000	800
Prepaid expenses	4,815	4,815	-
Haircut on securities	500	500	-
Total deductions and/or charges	11,421	12,221	800
Net capital	41,421	41,421	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$ 36,421	$ 36,421	$ -
Total aggregate indebtedness	$ 29,258	$ 29,258	$ -
Ratio of aggregate indebtedness to net capital	0.71 to 1	0.71 to 1	

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Director of the Board
JRL Capital Corporation

In planning and performing our audit of the financial statements of JRL Capital Corporation (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Director of the Board, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

KMJ | Corbin & Company
Business Advisors Tax and Audit

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Director of the Board
JRL Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by JRL Capital Corporation (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc. ("FINRA") and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and copies of checks, noting a difference as follows;

SIPC-7	Description	Per SIPC-7	Per KMJ	Difference
2B	Less payment made with SIPC-6 filed (exclude interest)	$ 369	$ 345	$ 24

The difference noted above was due to a clerical error in reporting the payment made with Form SIPC-6.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting a difference as follows;

Item No.	Description	Per SIPC-7	Per KMJ	Difference
2a	Total revenue	$ 501,554	$ 496,349	$ 5,205

p 714 380 6565 f 714 380 6566 555 Anton Blvd Suite 1000 Costa Mesa CA 92626 kmjpartnerscpa.com
p 818 999 5885 f 818 704 4668 20720 Ventura Blvd Suite 160 Woodland Hills CA 91364
p 760 431 5465 f 760 431 5466 2768 Loker Avenue West Suite 101 Carlsbad CA 92010

The difference noted above was due to reclassification of certain reimbursements of expenses from total revenues to expenses.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (general ledger transaction details by account), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (general ledger transaction details by account) supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment, if applicable, applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

As a result of applying these agreed-upon procedures, the Company has underpaid its General Assessment with the differences summarized as follows:

Item No.	Per SIPC-7 submitted	Recomputed by KMJ
2a	$ 501,554	$ 496,349
2c(1)	182,986	182,986
Total deductions	182,986	182,986
SIPC net operating revenues	$ 318,568	$ 313,363
General assessment	$ 796	$ 783
Less payment made with SIPC-6	(369)	(345)
Less prior overpayment applied	(24)	(24)
Less payment made with SIPC-7	(403)	(403)
Underpayment	$ -	$ 11

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KMJ Corbin & Company LLP

KMJ Corbin & Company LLP

Costa Mesa, California
February 28, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026657 FINRA DEC
JRL CAPITAL CORPORATION 18*18
20371 IRVINE AVE STE A-140
NEWPORT BEACH CA 92660-0251

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Larry Law 949-650-2928

2. A. General Assessment (item 2e from page 2) $ 796

B. Less payment made with SIPC-6 filed (exclude interest) (369)

____
Date Paid

C. Less prior overpayment applied (24)

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 403

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 403

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Larry R Law
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 27 day of January, 2014.

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 501,554
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	182,986
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	182,986
2d. SIPC Net Operating Revenues	$ 318,569
2e. General Assessment @ .0025	$ 796 (to page 1, line 2.A.)